S COMMISSION
549

10027453

REPORT

FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-66201

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAZARD ASSET MANAGEMENT SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza, 59TH Floor
(No. and street)

New York	**New York**	**10112**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald B. Mazzari **212-632-6290**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section
FEB 26 2010
Washington, DC
105

AFFIRMATION

I, Gerald B. Mazzari, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lazard Asset Management Securities LLC for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

GERALD B. MAZZARI

Managing Director

State of New York
County of New York
Sworn to before me this 23rd day of Feb 2010.

Notary Public

ROSALIE RICHICHI
Notary Public State of New York
No. 4956322
Qualified in New York County
Commission Expires Sept. 18, 2013

LAZARD ASSET MANAGEMENT SECURITIES LLC

(SEC I.D. No. 8-66201)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document

LAZARD ASSET MANAGEMENT SECURITIES LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Lazard Asset Management Securities LLC:

We have audited the accompanying statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lazard Asset Management Securities LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 24, 2010

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH	$260,202
RECEIVABLE FROM PARENT	89,267
DISTRIBUTION AND SERVICING FEES RECEIVABLE	29,873
OTHER	765
TOTAL	$380,107

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES — Accrued expenses	$ 82,620
MEMBER'S EQUITY	297,487
TOTAL	$380,107

See notes to statement of financial condition.

1. ORGANIZATION

Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003, and commenced operations on April 1, 2004. The Company is a wholly-owned subsidiary of Lazard Asset Management LLC (the "Parent"), a wholly-owned subsidiary of Lazard Freres & Co. LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds. The Company also acts as introducing broker on behalf of certain customer accounts through a fully disclosed clearing arrangement with Lazard Capital Markets LLC ("LCM").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Accounting estimates reflected in the statement of financial condition include accruals for distribution fees and professional fees.

Distribution and Servicing Fees — The Company receives distribution fees equal to 0.25% of the average daily net assets of Open class shares of the Portfolios of The Lazard Funds, Inc. and Service class shares of the Portfolios of Lazard Retirement Series, Inc. (collectively, the "Mutual Funds"). Pursuant to the distribution agreements, the Company acts as the principal underwriter for the Mutual Funds.

Pursuant to an agreement with LCM, LCM agrees to pay to the Company, out of the aggregate fees paid to LCM by money market funds of certain registered investment companies, a servicing fee with respect to each fund at the annual rate of 0.25% of the average daily net asset value of the total number of shares of such fund held in client accounts.

Fair Value Measurements and Disclosures — The fair value of the Company's assets and liabilities which qualify as financial instruments under Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements and Disclosures" approximate the carrying amounts presented on the statement of financial condition.

Subsequent Events — The Company considers events and transactions that occur after the date of the statement of financial condition but before the statement of financial condition is issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2010, the date of issuance of the statement of financial condition.

3. INCOME TAXES

As a single member LLC, the Company is a disregarded entity for U.S. Federal, state, and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying statement of financial condition. The Company has not identified any uncertain tax positions pursuant to FASB ASC Topic 740, "Income Taxes".

4. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) of $50,000. Additionally, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2009, the Company had net capital of $177,582, which was $127,582 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is 0.47 to 1 as of December 31, 2009.

5. RELATED PARTY TRANSACTIONS

Commissions and Clearing Fees — LCM acts as clearing broker on behalf of certain customer accounts through a fully disclosed clearing arrangement with the Company. LCM is responsible for carrying and clearing transactions, executing orders for the purchase or sale of securities, and monitoring customer accounts to ensure they comply with applicable rules and requirements. The clearing fee charged by LCM relating to such services is $10 per trade. In addition, LCM executes orders for the purchase or sale of securities on behalf of the customers of the Company. Commissions due to the Company are settled on a monthly basis.

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities, and other assets. Expenses directly related to distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated based on revenues.

Reimbursement from Parent — The Company is reimbursed by the Parent for all costs associated with office and administrative support, organizational, and facilities and maintenance (including the allocated costs noted above).

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2010

Lazard Asset Management Securities LLC
30 Rockefeller Plaza
New York, NY 10112

To the Member of
Lazard Asset Management Securities LLC:

In planning and performing our audit of the statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on the statement of financial condition), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP